Exhibit 99.1

Elbit Vision Systems Schedules  Fourth Quarter 2016 Results Release & Conference Call  for April 6, 2017

Also Announces that its Reverse 10-1 Split of Shares Became Effective on March 27, 2017

CAESAREA, Israel, March 28, 2017 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd. (OTC:EVSNF); (OTC:EVSND) (“EVS”, or the “Company”), a pioneer in the science of camera-based automatic machine vision inspection, announced today that it would be releasing its financial results for the fourth quarter and full year of 2016 and hosting a conference call to discuss those results on Thursday, April 6, 2017 before the US markets open.

The company also announced that the reverse share split of its shares became effective. The Company's ordinary shares commenced trading on Monday, March 27, 2017, on a 1-for-10 split-adjusted basis. As a result of the reverse share split, the Company's issued and outstanding ordinary shares stands at approximately 9.4 million.

The new CUSIP number for the ordinary shares following the reverse share split is M37576135. The shares will continue to trade on the OTCQB. For twenty days, the Company's ordinary shares will trade under the ticker symbol ‘EVSND’ and following that will revert back to the ticker symbol ‘EVSNF’.

Results Conference Call Details

The company will host a conference call to discuss its financial results and recent developments on Thursday, April 6, 2017 at 9am Eastern Time. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 888 668 9141	at 9am Eastern Time
Israel:	03 918 0610	at 4pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’s website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft
Tel: +1 646 201 9246
evs@gkir.com